UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: April 30, 2009
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FORM 12b-25
SEC FILE NUMBER
000-52550

NOTIFICATION OF LATE FILING	CUSIP NUMBER
98977W102

(Check one):	☐	Form 10-KSB ☐	Form 20-F	☐	Form 11-K	☒	Form 10-QSB	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

		For Period Ended:		07/31/2007

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Zoro Mining Corp.

Full Name of Registrant

Former Name if Applicable

3430 East Sunrise Drive, Suite 120

Address of Principal Executive Office (Street and Number)

Tucson, Arizona 85718

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Zoro Mining Corp., a Nevada corporation (the “Company”), has experienced increased exploration expenditures during the quarter ended July 31, 2007 relating to the Company’s new subsidiary interests in Chile and Peru, South America and could not without increased and unreasonable expenditure provide consolidating information. This has therefore resulted in increased scale and scope of the financial statement preparation and review process. Management of the Company deems that additional time is appropriate and necessary for the preparation of the Company’s first quarter financial statements for the period ended July 31, 2007 in order to ensure complete and accurate disclosure.

(Attach extra Sheets if Needed)

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Diane D. Dalmy	303	985-9324
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

	Yes	☒	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

	Yes	☐	No	☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ZORO MINING CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 14, 2007	By	/s/ Harold W. Gardner
Harold W. Gardner, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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